Exhibit 99.1

SPROTT ANNOUNCES YEAR ENDED 2024 RESULTS

TORONTO, ON - February 26, 2025 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the year ended December 31, 2024.

Management commentary

"Sprott’s Assets Under Management (“AUM”) ended the year at $31.5 billion, down 6% from $33.4 billion as at September 30, 2024, but up 10% from $28.7 billion as at December 31, 2023. 2024 was our seventh consecutive year of double-digit AUM growth and, subsequent to year-end, as at February 21, 2025, AUM had further increased to $33.5 billion, up $2 billion, or 6% from December 31, 2024," said Whitney George, Chief Executive Officer of Sprott. "During the year we benefited from strong precious metals prices as well as $698 million in net sales, primarily in our physical trusts and uranium and critical materials ETFs."

"The recent turmoil in precious metals markets has highlighted the importance of physical ownership, an area where Sprott offers best-in-class solutions to individual and institutional investors. The realignment of global trade and a focus on energy security will create demand for critical materials produced in “friendly” jurisdictions. We continue to develop new exchange-listed and actively-managed critical materials strategies to capitalize on this powerful long-term trend. We have invested in our sales and marketing capabilities to deliver our clients the highest levels of client service, while building on our position as thought leaders in our core themes. Sprott is well positioned to create value for our clients and shareholders in the months and years ahead," continued Mr. George.

Key AUM highlights1

•	AUM ended the year at $31.5 billion as at December 31, 2024, down 6% from $33.4 billion as at September 30, 2024 but was up 10% from $28.7 billion as at December 31, 2023. Although fourth quarter AUM was negatively impacted by market value depreciation across most of our funds and the termination of certain subadvised fund contracts, 2024 was nevertheless our seventh consecutive year of double-digit AUM growth as we benefited from strong market value appreciation in our precious metals physical trusts and net inflows to our exchange listed products.

Key revenue highlights

•	Management fees were $41.4 million for the quarter, up 20% from $34.5 million for the quarter ended December 31, 2023 and $155.3 million on a full-year basis, up 17% from $132.3 million for the year ended December 31, 2023. Carried interest and performance fees were $2.5 million for the quarter, up from $0.5 million for the quarter ended December 31, 2023 and $7.3 million on a full-year basis, up from $0.9 million for the year ended December 31, 2023. Net fees were $38.6 million for the quarter, up 24% from $31 million for the quarter ended December 31, 2023 and $144.6 million on a full-year basis, up 22% from $118.8 million for the year ended December 31, 2023. Our revenue performance in the quarter and on a full-year basis was primarily due to higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.

•	Commission revenues were $0.8 million for the quarter, down 38% from $1.3 million for the quarter ended December 31, 2023 and $5.7 million on a full-year basis, down 31% from $8.3 million for the year ended December 31, 2023. Net commissions were $0.4 million for the quarter, down 47% from $0.7 million for the quarter ended December 31, 2023 and $2.7 million on a full-year basis, down 43% from $4.6 million for the year ended December 31, 2023. Commission revenue was lower in the quarter due to modest ATM activity in our critical materials physical trusts. On a full-year basis, the decline in commission revenue was due to the sale of our former Canadian broker-dealer in the second quarter of last year.

•	Finance income was $1.4 million for the quarter, up 4% from the quarter ended December 31, 2023 and $8.9 million on a full-year basis, up 37% from $6.5 million for the year ended December 31, 2023. The increase in the quarter was due to higher income generation in co-investment positions we hold in our LPs managed in our private strategies segment. The increase on a full-year basis was due to higher income earned on streaming syndication activity in the second quarter.

Key expense highlights

•	Net compensation expense was $17 million for the quarter, up 11% from $15.3 million for the quarter ended December 31, 2023 and $67.3 million on a full-year basis, up 10% from $61.2 million for the year ended December 31, 2023. The increase in the quarter and on a full-year basis was primarily due to increased Annual Incentive Program ("AIP") accruals on higher net fee generation. Our net compensation ratio was 44% in the quarter (December 31, 2023 - 47%) and 45% on a full-year basis (December 31, 2023 - 49%).

•	SG&A expense was $4.9 million for the quarter, up 25% from $4 million for the quarter ended December 31, 2023 and $18.8 million on a full-year basis, up 13% from $16.6 million for the year ended December 31, 2023. The increase in the quarter and on a full-year basis was due to higher professional services, marketing and technology costs.

Earnings summary

•	Net income for the quarter was $11.7 million ($0.46 per share), up 21% from $9.7 million ($0.38 per share) for the quarter ended December 31, 2023 and was $49.3 million ($1.94 per share) on a full-year basis, up 18% from $41.8 million ($1.66 per share) for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.

•	Adjusted base EBITDA was $22.4 million ($0.88 per share) for the quarter, up 19% from $18.8 million ($0.75 per share) for the quarter ended December 31, 2023 and $85.2 million ($3.35 per share) on a full-year basis, up 18% from $71.9 million ($2.85 per share) for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority our exchange listed products

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Subsequent events

•	Subsequent to year-end, as at February 21, 2025, AUM was $33.5 billion, up 6% from $31.5 billion at December 31, 2024.

•	On February 25, 2025, the Sprott Board of Directors announced a quarterly dividend of $0.30 per share.

Supplemental financial information

Please refer to the December 31, 2024 annual financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at December 31, 2024 and the Company's financial performance for the three and twelve months ended December 31, 2024.

Schedule 1 - AUM continuity

3 months results
(In millions $)	AUM Sep. 30, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2024	Net management fee rate (2)
Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,617	35	(44)	—	8,608	0.35%
- Physical Silver Trust	5,566	83	(422)	—	5,227	0.45%
- Physical Gold and Silver Trust	5,225	(69)	(143)	—	5,013	0.40%
- Precious Metals ETFs	404	(10)	(40)	—	354	0.33%
- Physical Platinum& Palladium Trust	151	33	(16)	—	168	0.50%
	19,963	72	(665)	—	19,370	0.39%
- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,408	45	(591)	—	4,862	0.31%
- Critical Materials ETFs	2,307	27	(314)	—	2,020	0.52%
- Physical Copper Trust	103	(1)	(12)	—	90	0.32%
	7,818	71	(917)	—	6,972	0.37%
Total exchange listed products	27,781	143	(1,582)	—	26,342	0.39%

Managed equities (3)(4)	3,276	(55)	(221)	(127)	2,873	0.90%

Private strategies (4)	2,382	(35)	(27)	—	2,320	0.83%

Total AUM (5)	33,439	53	(1,830)	(127)	31,535	0.47%

12 months results
(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2024	Net management fee rate (2)
Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	351	1,725	—	8,608	0.35%
- Physical Silver Trust	4,070	339	818	—	5,227	0.45%
- Physical Gold and Silver Trust	4,230	(230)	1,013	—	5,013	0.40%
- Precious Metals ETFs	339	(24)	39	—	354	0.33%
- Physical Platinum& Palladium Trust	116	75	(23)	—	168	0.50%
	15,287	511	3,572	—	19,370	0.39%
- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,773	311	(1,222)	—	4,862	0.31%
- Critical materials ETFs	2,143	321	(444)	—	2,020	0.52%
- Physical Copper Trust	—	1	(21)	110	90	0.32%
	7,916	633	(1,687)	110	6,972	0.37%
Total exchange listed products	23,203	1,144	1,885	110	26,342	0.39%

Managed equities (3)(4)	2,874	(222)	348	(127)	2,873	0.90%

Private strategies (4)	2,661	(207)	(134)	—	2,320	0.83%

Total AUM (5)	28,738	715	2,099	(17)	31,535	0.47%

(1)	See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2)	Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3)	Managed equities is made up of primarily precious metal strategies (53%), high net worth managed accounts (38%) and U.S. value strategies (9%).
(4)	Prior period figures have been reclassified to conform with current presentation.
(5)	No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Summary income statement
Management fees (1)	41,161	38,693	38,065	36,372	34,244	32,867	32,940	31,170
Fund expenses (2), (3)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)
Direct payouts	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)
Carried interest and performance fees	2,511	4,110	698	—	503	—	388	—
Carried interest and performance fee payouts - internal	(830)	—	(251)	—	(222)	—	(236)	—
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	—	—	—
Net fees	38,573	38,935	34,447	32,677	31,042	29,655	29,879	28,188

Commissions	819	498	3,332	1,047	1,331	539	1,647	4,784
Commission expense - internal	(146)	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)
Commission expense - external (3)	(290)	(103)	(1,443)	(312)	(441)	(92)	(27)	(642)
Net commissions	383	248	1,509	518	729	359	1,126	2,415

Finance income (2)	1,441	1,574	4,084	1,810	1,391	1,795	1,650	1,655
Gain (loss) on investments	(3,889)	937	1,133	1,809	2,808	(1,441)	(1,950)	1,958
Co-investment income (2)	296	418	416	274	170	462	1,327	93
Total net revenues (2)	36,804	42,112	41,589	37,088	36,140	30,830	32,032	34,309

Compensation (2)	19,672	18,547	19,225	17,955	17,096	16,939	21,468	19,556
Direct payouts	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)
Carried interest and performance fee payouts - internal	(830)	—	(251)	—	(222)	—	(236)	—
Commission expense - internal	(146)	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)
Severance, new hire accruals and other	(166)	(58)	—	—	(179)	(122)	(4,067)	(1,257)
Net compensation	16,969	16,859	17,186	16,277	15,251	15,257	15,329	15,385
Net compensation ratio	44%	46%	44%	47%	47%	50%	48%	52%

Severance, new hire accruals and other	166	58	—	—	179	122	4,067	1,257
Selling, general and administrative ("SG&A") (2)	4,949	4,612	5,040	4,173	3,963	3,817	4,752	4,026
SG&A recoveries from funds (1)	(280)	(275)	(260)	(231)	(241)	(249)	(282)	(264)
Interest expense	613	933	715	830	844	882	1,087	1,247
Depreciation and amortization	600	502	568	551	658	731	748	706
Foreign exchange (gain) loss (2)	(2,706)	1,028	122	168	1,295	37	1,440	440
Other (income) and expenses (2)	—	—	(580)	—	3,368	4,809	(18,890)	1,249
Total expenses	20,311	23,717	22,791	21,768	25,317	25,406	8,251	24,046

Net income	11,680	12,697	13,360	11,557	9,664	6,773	17,724	7,638
Net income per share	0.46	0.50	0.53	0.45	0.38	0.27	0.70	0.30
Adjusted base EBITDA	22,362	20,675	22,375	19,751	18,759	17,854	17,953	17,321
Adjusted base EBITDA per share	0.88	0.81	0.88	0.78	0.75	0.71	0.71	0.68

Summary balance sheet
Total assets	388,798	412,477	406,265	389,784	378,835	375,948	381,519	386,765
Total liabilities	65,150	82,198	90,442	82,365	73,130	79,705	83,711	108,106

Total AUM	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189
Average AUM	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335

(1)	Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, consistent with IFRS 15, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.

(2)	Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"); (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"); (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"); (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"); (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"); (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Management believes the above changes enable readers to better identify the nature of these revenues and expenses. Prior year figures have been reclassified to conform with current presentation.

(3)	These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

Schedule 3 - EBITDA reconciliation

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net income for the period	11,680	9,664	49,294	41,799
Net income margin (1)	27%	24%	28%	28%
Adjustments:
Interest expense	613	844	3,091	4,060
Provision for income taxes	4,813	1,159	19,712	8,492
Depreciation and amortization	600	658	2,221	2,843
EBITDA	17,706	12,325	74,318	57,194
Adjustments:
(Gain) loss on investments (2)	3,889	(2,808)	10	(1,375)
Stock-based compensation (3)	4,988	4,681	18,817	17,128
Foreign exchange (gain) loss (4)	(2,706)	1,295	(1,388)	3,212
Severance, new hire accruals and other (4)	166	179	224	5,625
Revaluation of contingent consideration (4)	—	2,254	(580)	—
Costs relating to exit of non-core business (4)	—	155	—	5,142
Non-recurring regulatory, professional fees and other (4)	—	959	—	3,982
Shares received on recognition of contingent asset (4)	—	—	—	(18,588)
Carried interest and performance fees	(2,511)	(503)	(7,319)	(891)
Carried interest and performance fee payouts - internal	830	222	1,081	458
Carried interest and performance fee payouts - external	—	—	—	—
Adjusted base EBITDA	22,362	18,759	85,163	71,887
Adjusted base EBITDA margin (5)	59%	56%	58%	57%

(1)	Calculated as IFRS net income divided by IFRS total revenue.

(2)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.

(3)	In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock based compensation". Prior year figures have been reclassified to conform with current presentation.

(4)	Foreign exchange (gain) and loss, severance, new hire accruals and other; revaluation of contingent consideration; costs relating to exit of non-core business; non-recurring regulatory, professional fees and other; and shares received on recognition of contingent asset were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.

(5)	Prior year figures have been restated to remove the adjustment of depreciation and amortization.

Conference Call and Webcast

A webcast will be held today, February 26, 2025 at 10:00 am ET to discuss the Company's financial results.

To listen to the webcast, please register at: https://edge.media-server.com/mmc/p/syh6xw97

Please note, analysts who cover the Company should register at: https://register.vevent.com/register/BIe9622ad4a1434ee3beff3bfb7224f1ef

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted base EBITDA, adjusted base EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.

Net fees

Management fees, net of fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker dealers.

Net compensation & net compensation ratio

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our ability to capitalize on our constructive outlook in precious metals and critical materials; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended December 31, 2024. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended December 31, 2024. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Partner

Investor and Institutional Client Relations

(416) 943-4394

gwilliams@sprott.com